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                                                                 Exhibit (a)(12)

FOR IMMEDIATE RELEASE


Investor inquiries contact:

     Wesley D. Ross
     Manager, Investor Relations
     (330) 545-4311


                     EASCO, INC. ANNOUNCES FINAL RESULTS OF
                      ITS "DUTCH AUCTION" SELF-TENDER OFFER
                     --------------------------------------

GIRARD, OHIO (August 25, 1998) - Easco, Inc. (NASDAQ: ESCO) today announced the final results of its "Dutch Auction" self-tender offer which expired at 12:00 Midnight, New York City time, on Tuesday, August 18, 1998. Easco commenced the tender offer for up to 1,000,000 shares of its common stock, or approximately 9.5% of its then-outstanding shares, at a price range of $9.00 to $12.00 per share on July 22, 1998.

Based on a final count by ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, 1,324,616 shares of Easco's common stock were properly tendered pursuant to the offer at or below $11.50 per share. Under the terms of the offer, Easco accepted for purchase and purchased 1,022,312 shares at $11.50 per share. Of the 1,324,616 shares tendered at or below $11.50 per share, odd-lots totaling 171 shares were purchased in their entirety. The remaining 1,324,445 shares tendered at or below $11.50 per share were purchased by Easco on an approximately 77% pro rata basis. After the application of the proration factor and pursuant to the terms of the offer, Easco also accepted for purchase and purchased an additional 486 shares representing odd-lots created as a result of proration. Easco expects that the depositary will begin issuing payment for shares purchased in the offer on August 25, 1998 and will complete the payment process as promptly as possible. Shares not purchased pursuant to the offer will be promptly returned by the depositary.

The 1,022,798 shares purchased pursuant to the offer represented approximately 9.7% of the 10,510,839 shares outstanding as of August 24, 1998. Following the purchase of shares through the offer, Easco now has approximately 9.5 million shares of its common stock outstanding.

Easco, Inc. is the largest independent extruder of soft alloy aluminum products in the United States and is a leading producer of painted extrusions. The company operates 21 aluminum extrusion presses and three casting facilities. Its products include standard and custom profiles, conduit and drawn tubing.


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